Exhibit 14.1

C  O  D  E    O  F

B  U  S  I  N  E  S  S    C  O  N  D  U  C  T

1.	Introduction

1.1	The provisions of this Code as set forth in Sections 1 to 16 are mandatory, and full compliance is expected. The Code affirms the Company’s commitment to uphold high moral and ethical standards and specifies the basic norms of behavior for those who are involved in representing the Company.

1.2	Failure to comply with the Code can have severe consequences for both the individual and the Company. The Company will impose appropriate discipline, which may include discharge for cause for violations of the Code. Furthermore, conduct that violates the Code may also violate federal or state law and could subject both the Company and the individual to prosecutions and legal sanctions.

1.3	Every employee who receives a copy of this Code is responsible for complying with this Code. Any employee who becomes aware of a violation or possible violation of the Code must report that information immediately to the Chief Executive Officer of the parent Company. It is a violation of this Code to discriminate or retaliate against any person for reporting such information.

2.	Compliance with the Law

2.1	The Company and its employees shall comply with the letter and spirit of all lawful requirements applicable to the Company’s business.

2.2	Whenever a person is in doubt about the application or interpretation of any legal requirement, he or she should refer the matter to the Chief Executive Officer of the parent Company who, if necessary, should seek the advice of the Company’s counsel. Many of the Company’s activities are subject to complex and changing laws. Ignorance of the law is not, in general, a defense; moreover, agreements or arrangements need not necessarily be in writing to be contrary to such laws since contravention of a law may be inferred from the conduct of the parties. Accordingly, employees must diligently ensure that they are aware of, and that their conduct cannot be interpreted as being in contravention of, laws governing the affairs of the Company.

3.	Gifts and Entertainment

3.1	Employees shall not on behalf of the Company, furnish, directly or indirectly, expensive gifts or provide excessive entertainment or benefits to other persons.

3.2	Employees whose duties permit them to do so, may furnish modest gifts, favors and entertainment to persons other than public officials, provided all of the following tests are met:

(a)	they are not in cash (other than tips of normal and customary size), bonds or other negotiable securities and are of limited value so as not to be capable of being interpreted as a bribe, payoff or other improper payment;

(b)	they are made as a matter of general and accepted business practice;

(c)	they do not contravene any laws and are made in accord with generally accepted ethical practices; and

(d)	if subsequently disclosed to the public, their provision would not in any way embarrass the Company or the recipient.

3.3	For example, reasonable expenses of the entertainment (such as golf and other sporting events, recreational, theatre, cultural and dining entertainment) of current or prospective business associates or customers are permissible by employees whose duties embrace the providing of such entertainment, provided proper accounting is made and the aforesaid tests are met.

3.4	Any question as to whether an employee’s duties embrace such authority and/or deviations from the essence of this paragraph 3 shall require the prior written consent of the CEO of the Company.

4.	Public Officials

4.1	All dealings between employees of the Company and public officials are to be conducted in a manner that will not compromise the integrity or impugn the reputation of any public official or the Company or its affiliates.

4.2	Even the appearance of impropriety in dealing with public officials is improper and unacceptable. Any participation, directly or indirectly, in any bribes, kickbacks, illegal gratuities, indirect contributions or similar payments is expressly forbidden, whether or not they might further the business interest of the Company. Maintenance of a high standard of integrity is of the utmost importance to the Company.

4.3	Since the furnishing, on behalf of the Company, of even an inexpensive gift or a modest entertainment or benefit to a public official may be open to the interpretation that it was furnished illegally to secure the use of his or her influence as a public official, no such gift, entertainment or benefit may be furnished by an employee unless he or she is authorized by the Chief Executive Officer of the Parent Company to do so and complies with any conditions prescribed by the Chief Executive Officer.

5.	Political Contributions

5.1	The use of the Company’s funds, goods or services as contributions to political parties, candidates or campaigns is forbidden unless authorized by the Chief Executive Officer.

5.2	Contributions include money or anything having value, such as loans, services, entertainment, trips and the use of the Company’s facilities or assets. Further, no employee is to be reimbursed for any contributions, which he or she might make. The Company encourages political activity and political involvement by its employees acting on their own behalf but not as representatives of the Company.

6.	Personal Gain

6.1	Employees shall not use their status to obtain personal gain from those doing or seeking to do business with the Company.

6.2	Except as hereinafter provided, employees should neither seek nor accept gifts, payments, services, fees, fee splits, special valuable privileges, pleasure or vacation trips or accommodations or loans from any persons (except, in the case of loans, from persons in the business of lending and then only on conventional terms) or from any organization or group that does or is seeking to do business with the Company or any of its affiliates, or from a competitor of the Company or any of its affiliates; provided, further, any employee who is offered any such gift, payment, service, fee, fee split, special valuable privileges, pleasure or vacation trips or accommodations or loans, shall report the identity of the offer or and the facts and circumstances related thereto to the Chief Executive Officer of the Company. However, employees may accept modest gifts, favors or entertainment provided that doing so is consistent with the tests relating to the furnishing of gifts set forth in Section 3 and the receipt thereof is promptly disclosed to the Chief Executive Officer of the Company.

7.	Conflicts of Interest

7.1	Employees should avoid situations in which their personal interests conflict or might conflict with their duties to the Company. All such conflicts must be fully disclosed to the Chief Executive Officer of the Company.

7.2	Employees should seek to avoid acquiring any interests or participating in any activities that would tend to:

(a)	deprive the Company of the time or attention required to perform their duties properly; or

(b)	create an obligation or distraction which would affect their judgment or ability to act solely in the Company’s best interest.

7.3	In certain instances, ownership or other participation in a competing or complementary business enterprise might create or appear to create such a conflict. Employees are required to disclose in writing to the Chief Executive Officer of the Company all business, commercial or financial interests or activities where such interests or activities might reasonably be regarded as creating an actual or potential conflict with their duties to the Company. Every employee of the Company who is charged with executive, managerial or supervisory responsibility is required to see that actions taken and decisions made within his or her jurisdiction are free from the influence of any interests that might reasonably be regarded as conflicting with those of the Company.

7.4	If personal financial benefit is improperly gained by an employee directly or indirectly, or through a spouse or child or a relative sharing the same residence as the employee as a result of his or her employment or position with the Company or by the use or misuse of the Company’s property or of information that is confidential to the Company’s business, then the employee must account to the Company for any benefit received. Employees must do more than merely act within the law. They must act in such a manner that their conduct will bear the closest scrutiny should circumstances demand that it be examined.

8.	Inside Information

8.1	Employees shall not use for their own financial gain or disclose for the use of others, inside information obtained as a result of their position with the Company.

9.	Disclosure of Confidential Information

9.1	Certain records, reports, papers, processes, plans and methods of the Company or to which the Company has been permitted access are considered to be secret and confidential by the Company or the party who has permitted access thereto, and employees are prohibited from revealing information concerning such matters without proper authorization.

9.2	Individuals, guests, and the public should have information about the Company as is necessary for them adequately to judge the Company and its activities. The Company believes that full and complete reporting to governmental agencies and the provision of information to the public as required constitutes a responsible and workable approach to disclosure. However, the Company, except as required by law, will not disclose information important to its competitive effectiveness or which might violate the private rights of individuals, enterprises or institutions. Employees are therefore prohibited from discussing or disclosing any secret or confidential information about the Company or in the possession of the Company unless such disclosure has been authorized by the Chief Executive Officer.

9.3	Employees shall comply with departmental policies and procedures relating to the retention and orderly destruction of the Company’s documents.

10.	Authorization and Recording of Transactions and Safekeeping of Assets

10.1	The Company’s books and records must reflect, in an accurate, fair and timely manner, the transactions and disposition of assets of the Company. Employees responsible for the Company’s books and records must ensure that this occurs.

10.2	All transactions must be authorized and executed in accordance with the instructions of the Chief Executive Officer of the Company. They must be recorded so as to permit the accurate preparation of financial statements in conformity with generally accepted principles and other criteria applicable to such statements and to maintain accountability for assets.

10.3	Access to assets is permitted only in accordance with the authorization of the Chief Executive Officer of the Company.

10.4	The use of Company funds or assets for any unlawful or improper purpose is strictly prohibited and those responsible for the accounting and record-keeping functions are expected to be vigilant in ensuring enforcement of this prohibition. The recorded accountability for assets at reasonable intervals and appropriate action will be taken with respect to any differences.

11.	Discrimination-Free Work Environment

11.1	The policy of the Company is to provide a work environment free of discrimination and harassment in which individuals are accorded equality of employment based upon merit and ability.

11.2	Discriminatory practices based on race, sex, color, national or ethnic origin, religion, marital status, family status, age or disability will not be tolerated. Employees are entitled to freedom from sexual and all other forms of personal harassment in the work place.

11.3	It is not a discriminatory practice to make a distinction between persons based on bona fide occupational requirements. Since bona fide occupational requirements are narrowly defined, such distinctions should not be undertaken without first obtaining express authorization.

12.	Competition and Trade Practice Standards

12.1	The Company shall compete vigorously and creatively in its business activities, but its efforts in the marketplace shall be conducted in a fair and ethical manner in strict compliance with applicable competition and trade practice laws and regulations.

12.2	Under no circumstances shall any employee of the Company be a party to any collusion or concerted effort of any type involving any competitor, vendor, supplier, customer or other party, which is in restraint of trade or in violation of laws and regulations designed to foster competition.

Because laws relating to competition are complex, employees should refer matters about which they are in doubt to their superior or seek the advice of the Company’s counsel.

13.	Standards of Conduct

Although the various matters addressed in this Code do not cover the full spectrum of employee activities, they are indicative of the Company’s commitment to the maintenance of high standards of conduct and are to be considered descriptive of the type of behavior expected from employees in all circumstances.

14.	Distribution

Each employee of the Company who has executive, managerial or supervisory responsibilities, or deals with governmental officials or political parties or candidates on behalf of the Company, who has the involvement in the acquisition of golf course properties or the oversight of Company assets, or who has access to confidential information, will be provided with a copy of this Code. To ensure proper understanding of the Code, any questions as to its application to the area of responsibility and jurisdiction of the employee will be explained fully by his or her superior or by the Audit Committee.

15.	Agreements

Unless otherwise provided in the Company’s standard operating procedures, no employee of the Company shall be authorized without the prior approval of the Chief Executive Officer in each instance to: (i) enter any contract (written or oral), (ii) obligate the Company to enter any contract (written or oral), (iii) enter any “side” agreements (written or oral) with any third-party, (iv) enter any letters of intent or agreements (written or oral) with any third-parties which are intended to be binding or non-binding, or (v) otherwise give the impression to any third-party that the Company may or will enter any contract (written or oral) with any such third-party (now or in the future).

16.	Amendments

Each employee of the Company acknowledges that the subject Code of Business Conduct may be amended from time to time on the initiative of the Chief Executive Officer.

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At commencement of employment, and from time to time thereafter as requested by the Chief Executive Officer of the Company, each such employee shall sign the prescribed form of acknowledgement (which will be retained by the Corporate Director of Human Resources) confirming that each such employee has completed the required form acknowledging that such employee has read or reread, as the case may be, the current version of the Code of Business Conduct and has complied with its terms.